Robert E. Lustrin Partner
(212) 574-1420 lustrin@sewkis.com

February 12, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Ardmore Shipping Corporation

Ladies and Gentlemen:

On behalf of Ardmore Shipping Corporation, a Marshall Islands corporation (the “Company”), please find enclosed courtesy copies of the Company’s registration statement on Form F-1 (the “Registration Statement”), which was publicly filed via EDGAR on February 13, 2014. The Company filed a previous registration statement on Form F-1 (File No. 333-189714) (the “IPO Registration Statement”) in connection with its initial public offering, for which the Company relied upon a qualification as an “emerging growth company” as defined under the J.O.B.S. Act. The IPO Registration Statement was declared effective on July 31, 2013.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1420.

Very truly yours,

SEWARD & KISSEL LLP

By	/s/ Robert E. Lustrin
Robert E. Lustrin